                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                           priceline.com Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, par value $.008 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741503106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 4 pages)

                                  SCHEDULE 13D

-----------------------------------                    -------------------------
CUSIP NO. 741503106                                    Page 2 of 4 Pages
-----------------------------------                    -------------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1       Delta Air Lines, Inc.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

                                   11,897,567

                            ----------------------------------------------------
        NUMBER OF           8      SHARED VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY                  0
           EACH
        REPORTING           ----------------------------------------------------
          PERSON            9      SOLE DISPOSITIVE POWER
           WITH


                                   11,897,567

                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        11,897,567

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                    -------------------------
CUSIP NO. 741503106                                    Page 3 of 4 Pages
-----------------------------------                    -------------------------


                  This Amendment No. 5 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of Delta Air Lines, Inc., a Delaware corporation ("Delta"), to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on July 21, 1999 and which was amended on July 30, 1999, August 19, 1999, November 17, 1999 and November 18, 1999 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the
Schedule 13D.

ITEM 5            INTEREST IN SECURITIES OF PRICELINE.COM

                  Item 5 is hereby amended by adding the following information:

                  Between November 18, 1999 and November 23, 1999, Delta sold 2,542,500 shares of priceline's common stock in transactions on the Nasdaq National Market for an aggregate sales price of $172,327,092.25 (the "Open Market Sales"). The Open Market Sales are summarized as follows: (a) Delta sold 1,225,000 shares on November 18, 1999 at an average price per share of $71.3688,
(b) Delta sold 65,000 shares on November 19, 1999 at an average price per share of $68.8269, (c) Delta sold 515,000 shares on November 22, 1999 at an average price per share of $66.7775, and (d) Delta sold 737,500 shares on November 23, 1999 at an average price per share of $62.4219.

                  As a result of the Open Market Sales, Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 11,897,567 shares of priceline's common stock. The shares beneficially owned by Delta represent approximately 7.3% of the 163,217,026 shares of priceline's common stock which priceline indicated to Delta were outstanding on November 16, 1999.


ITEM 7            MATERIALS FILED AS EXHIBITS


   Exhibit                              Description
   -------                              -----------
     18.                                Letter Agreement, dated July 16, 1999, between Delta and priceline*






----------------
* Incorporated by reference to Exhibit 10.11.4 of priceline's registration statement on Form S-1 filed with the SEC on July 22, 1999 (SEC file number 333-83513)

-----------------------------------                    -------------------------
CUSIP NO. 741503106                                    Page 4 of 4 Pages
-----------------------------------                    -------------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1999              Delta Air Lines, Inc.


                                      By: /s/ M. Michele Burns
                                         -------------------------------------
                                         M. Michele Burns
                                         Vice President and Treasurer